FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    September 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE:  TC
TSX: TCM, TCM.WT
Frankfurt: A6R

September 25, 2008

THOMPSON CREEK ANNOUNCES NORMAL COURSE ISSUER BID

Thompson Creek Metals Company Inc. (the “Company”), one of the world’s largest, publicly traded, pure molybdenum producers, today announced that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (the “Bid”) to purchase for cancellation, from time to time, as the Company considers advisable, its issued and outstanding common shares (the “Shares”). There are 125,046,072 Shares issued and outstanding on the date hereof. Of this amount, 123,066,702 constitute “public float” calculated in accordance with the rules of the TSX. The Company intends to purchase for cancellation up to a maximum of 12,300,000 Shares, being approximately 10% of the Company’s “public float” outstanding on the date hereof. Of this amount, the Company may make purchases under the Bid of up to 6,252,303 Shares through the facilities of the New York Stock Exchange (the “NYSE”). The daily trading limit is 986,669 Shares until October 2, 2008, unless further extended, and 246,667 Shares thereafter, subject to block purchase exceptions. The Company plans to fund its share purchases under the Bid from free cash flow. The Company has not purchased any of its Shares during the preceding 12 months pursuant to a normal course issuer bid.

Purchases under the Bid may commence on September 29, 2008 and may be made until September 28, 2009, or such earlier time as the Bid is completed or terminated at the option of the Company. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies and may also be made through the facilities of the NYSE in accordance with its rules. The price to be paid will be the market price at the time of acquisition.

The Company believes that from time to time its Shares have been trading at prices that do not reflect the underlying value of the Company. As a result, the Company believes that its Shares are a good investment at their current and recent trading prices and that the purchase of its Shares will help create value for its shareholders.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is also developing two high-grade underground molybdenum deposits, the Davidson Deposit near Smithers, B.C., and the Lucky Jack Deposit near Crested Butte, Colorado. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

For more information, please contact:

Wayne Cheveldayoff

Director of Investor Relations

Thompson Creek Metals Company Inc.

Tel: 416-860-1438

Toll free: 1-800-827-0992

wcheveldayoff@tcrk.com

Dan Symons

Renmark Financial Communications Inc.

Tel.: 514-939-3989

dsymons@renmarkfinancial.com